ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Equity	Accumulated Loss	Total Member's Equity
Balance, January 1, 2016	$ 655,000	$ (361,869)	$ 293,131
Member contributions	107,000	-	107,000
Net loss for the period ended December 31, 2016	-	(339,853)	(339,853)
Balance, December 31, 2016	$ 762,000	$ (701,722)	$ 60,278

See accompanying notes.